Exhibit (a)(7)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated February 20, 2015 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), and any amendments or supplements to the Offer to Purchase or Letter of Transmittal and, other than as described below, is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto. However, Purchaser (as defined below) may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction. In any jurisdiction where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

Up to 5,520,229 Shares of Common Stock

of

comScore, Inc.

at

$46.13 Net Per Share

Pursuant to the Offer to Purchase Dated February 20, 2015

by

Cavendish Square Holding B.V.

an indirect wholly-owned subsidiary of

WPP plc

Cavendish Square Holding B.V., a private limited liability company organized under the laws of the Netherlands (“Purchaser”) and an indirect wholly-owned subsidiary of WPP plc, a public limited company incorporated under the laws of Jersey (“WPP”), is making an offer to purchase up to 5,520,229 shares of common stock, par value $0.001 per share (the “Shares”), of comScore, Inc., a Delaware corporation (“comScore”), at a price of $46.13 per Share, net to the seller in cash without interest and less applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Tendering stockholders who are record owners of their Shares and who tender their Shares directly to American Stock Transfer & Trust Company, LLC, which is acting as the depositary in connection with the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult this institution as to whether it charges any such fees. Purchaser will pay the fees and expenses incurred in connection with the Offer of the Depositary and D.F. King & Co., Inc., which is acting as the information agent in connection with the Offer (the “Information Agent”). Purchaser is making the Offer for investment purposes and as part of a strategic relationship being developed between WPP and comScore, and not for the purpose of acquiring control over or otherwise influencing the business of comScore.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF MARCH 20, 2015, UNLESS THE OFFER IS EXTENDED AS DESCRIBED IN THE OFFER TO PURCHASE.

The Offer is not conditioned upon receipt of financing or upon any minimum number of Shares being tendered. The Offer is, however, conditioned upon satisfaction or waiver of other conditions set forth in Section 16— “Certain Conditions to the Offer” of the Offer to Purchase (collectively, the “Tender Offer Conditions”).

The Offer is being made pursuant to a Stock Purchase Agreement, dated as of February 11, 2015 (as may be amended from time to time, the “Stock Purchase Agreement”), by and among Purchaser, WPP Group USA, Inc., a Delaware corporation and affiliate of WPP (“GUSA”), comScore and comScore’s subsidiary, CS Worldnet Holding B.V., a private limited liability company organized under the laws of the Netherlands, and in connection with a strategic relationship being entered into between WPP and comScore. The strategic relationship includes the acquisition by comScore, pursuant to the Stock Purchase Agreement, of the internet audience measurement (“IAM”) business currently managed by WPP’s Kantar group of companies in Norway, Sweden and Finland (the “European IAM Business”) in exchange for a number of newly issued shares (the “Consideration Shares”) equal to 4.45% of the sum of (x) the outstanding Shares as of the close of business on the business day prior to the closing of comScore’s acquisition of the European IAM Business plus (y) the Consideration Shares. If the number of Shares Purchaser acquires pursuant to the Offer, together with the Consideration Shares, is less than 15% of the Shares outstanding after giving effect to the issuance of the Consideration Shares, Purchaser will have the option to acquire newly-issued Shares at a price per Share equal to the Offer Price to increase its aggregate holdings to an amount equal to 15% of the Shares outstanding after giving effect to the issuance of the Consideration Shares and the issuance of the Shares issuable upon the exercise of the option. Purchaser, GUSA and comScore have entered into a Stockholders Rights Agreement and a Voting Agreement that will govern Purchaser and GUSA’s rights and obligations as a holder of Shares and a Strategic Alliance Agreement pursuant to which WPP and comScore will collaborate on cross-media audience measurement (including the combined reporting of IAM, television audience measurement and other media) business outside the United States.

comScore’s board of directors has unanimously approved the Stock Purchase Agreement, the Stockholders Rights Agreement, the Voting Agreement and the Strategic Alliance Agreement and the transactions contemplated by those agreements, including the Offer. For the reasons described in comScore’s Solicitation/Recommendation Statement on Schedule 14D-9, comScore’s board of directors unanimously determined that the transactions, including the Offer, are in the best interest of comScore’s stockholders. However, the board is remaining neutral and making no recommendation to comScore’s stockholders regarding whether to accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to Purchaser and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for the Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting payment to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest be paid on the Offer Price for tendered Shares, regardless of any extension of the Offer or any delay in making payment. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of: (i) the certificates for such Shares or confirmation of a book-entry transfer of the Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3— “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase; (ii) the Letter of Transmittal (or a manually signed facsimile), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal; and (iii) any other documents required by the Letter of Transmittal.

If stockholders tender more than 5,520,229 Shares, Purchaser will accept for payment and pay for 5,520,229 Shares on a pro rata basis. This means that Purchaser will purchase from each stockholder who tendered Shares into the Offer a number of Shares calculated by multiplying the number of Shares properly tendered by such stockholder by a proration factor, adjusted by rounding down to the nearest whole number of Shares to avoid purchase of fractional shares. The proration factor will equal 5,520,229 divided by the total number of Shares properly tendered. If proration of tendered Shares is required, because of the difficulty of determining the precise number of Shares properly tendered and not withdrawn (including due to tenders pursuant to the guaranteed delivery procedures), we do not expect to announce the final results of proration or pay for any shares until at least five trading days after the Expiration Date (as defined below). Preliminary results of proration will be announced by press release promptly following the Expiration Date. All Shares not accepted for payment will be returned to the stockholder or, in the case of tendered Shares delivered by book-entry transfer, credited to the account at the book-entry transfer facility from which the transfer had previously been made, promptly after the expiration or termination of the Offer.

Subject to any applicable rule or interpretation of the U.S. Securities and Exchange Commission (“SEC”) or its staff, Purchaser expressly reserves the right in its sole discretion to (i) terminate the Offer if any of the Tender Offer Conditions have not been satisfied, (ii) extend the Offer at any time and from time to time for any reason or (iii) waive any Tender Offer Condition or otherwise amend the Offer in any respect at any time, in each case, by giving oral or written notice of such termination, extension, waiver or amendment to the Depositary and by making a public announcement thereof.

Purchaser may extend the Offer in its sole discretion if, at the then-scheduled Expiration Date, any of the Tender Offer Conditions has not been satisfied or waived, until the satisfaction or waiver of all of the Tender Offer Conditions. Purchaser may also extend the Offer for any period required by any rule or interpretation of the SEC or its staff applicable to the Offer or any period required by applicable law.

Any extension, delay, waiver, amendment or termination will be followed as promptly as practicable by public announcement thereof, if required, consistent with the requirements of the SEC. Any announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. “Expiration Date” means 12:00 midnight, New York City time, at the end of March 20, 2015, unless and until Purchaser shall have extended the period of time during which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date on which the Offer, as so extended, expires. Purchaser will not provide any subsequent offering periods following expiration of the Offer.

Tenders of Shares made pursuant to the Offer are irrevocable, except that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer and, unless already accepted for payment and paid for by Purchaser pursuant to the Offer, may also be withdrawn at any time after April 20, 2015. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution (as defined in the Offer to Purchase), any and all signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the book-entry transfer procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares validly withdrawn will no longer be considered validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase at any time prior to the expiration of the Offer. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination will be final and binding. None of Purchaser, any of Purchaser’s affiliates, comScore, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

comScore has provided Purchaser with comScore’s stockholder lists and security position listings for the purpose of disseminating the Offer to Purchase (and related documents) to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and, if required, other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the Letter of Transmittal contain important information and should be read carefully in their entirety before any decision is made with respect to the Offer. Questions and requests for assistance may be directed to the Information Agent as set forth below. Requests for copies of the Offer to Purchase, Letter of Transmittal and other tender offer materials may be directed to the Information Agent, and copies will be furnished at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than to the Depositary and the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

D. F. King & Co., Inc.

48 Wall Street

New York, NY 10005

Banks and Brokers Call: 212-269-5550

All Others Call Toll Free: (877) 297-1744

Email: comScore@dfking.com

February 20, 2015

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